July 24, 2014

VIA: First Class Mail and EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Adam F. Turk and Mr. James
Lopez

Re:	Responses to the Securities and Exchange Commission
Staff Comments dated July 23, 2014, regarding
Golden Queen Mining Co. Ltd.
Preliminary Proxy Statement on Schedule 14A
Filed June 24, 2014
File No. 000-21777

Gentlemen:

Golden Queen Mining Co. Ltd. (the “Company”) hereby respectfully submits this letter related to the above-referenced preliminary proxy statement on Schedule 14A (the “Proxy Statement”) as filed with the Securities and Exchange Commission (the “SEC”) on June 24, 2014 (File No. 000-21777). On July 10, 2014, the staff issued a comment letter with respect to the Proxy Statement (the “July 10 Letter”), and the Company provided responses to the July 10 Letter on July 15, 2014 (the “July Response”). This letter is a response to the staff’s comments set forth in the July 23, 2014 comment letter. For your convenience, the staff’s comments are included below and we have numbered our responses accordingly.

Our responses are as follows:

General

Staff Comment No. 1.

We note your response to prior comment 1. We also note disclosure on page 1 indicating that the value of the consideration to be received in connection with the Transaction Agreement and conversion of the wholly-owned California subsidiary into a partially-owned limited liability company exceeds a certain percentage of your market capitalization. It is still unclear why you believe a fee is not required per Rule 0-11(c). Please advise.

Golden Queen Mining Co. Ltd.’s Response:

The Company has filed an amendment to its Schedule 14A to include a fee table and has concurrently paid the filing fee.

July 24, 2014

Deliberations of the Special Committee, page 20

Staff Comment No. 2.

Please revise to address the information provided in response to prior comment 3.

Golden Queen Mining Co. Ltd.’s Response:

The Company has added disclosure under the “Deliberations of the Special Committee” to describe alternatives to the joint venture considered by the Special Committee as set forth in the Company’s response to Comment No. 3 in the Staff’s July Letter.

In addition the Company has included the disclosure proposed in the Company’s response to Comment No. 2 in the Staff’s July Letter.

* * * * *

Golden Queen Mining Co. Ltd. hereby acknowledges that:

  Golden Queen Mining Co. Ltd. is responsible for the adequacy and accuracy of the disclosure in the filing.

  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

  Golden Queen Mining Co. Ltd. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions regarding the Proxy Statement or our response letter, please do not hesitate to contact our legal counsel in relation to this matter, Dorsey & Whitney LLP, Kenneth G. Sam at 303-629-3445.

Sincerely,

Golden Queen Mining Co. Ltd.

/s/ H. Lutz Klingmann
H. Lutz Klingmann
President and Chief Executive Officer

cc: Kenneth G. Sam, Dorsey & Whitney LLP